EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Computation of earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$(462,448)	$(306,632)	$(392,043)	$(48,373)	$(317,003)
Add:
Fixed charges (as computed below)	300,460	250,077	178,982	211,188	454,731
Subtract:
Interest capitalized	—	—	—	(1,295)	(1,406)

	$(161,988)	$(56,555)	$(213,061)	$161,520	$136,322

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$186,675	$197,258	$126,646	$153,722	$329,610
Amortized premiums, discounts and capitalized interest expense related to indebtedness and dividends on preferred stock	72,159	9,512	7,160	8,606	20,649
Interest capitalized	—	—	—	1,295	1,406
Interest component of operating lease expense	41,626	43,307	45,176	47,565	103,066

Fixed charges	300,460	250,077	178,982	211,188	454,731
Dividends on preferred stock and losses on purchases of preferred stock	55,897	38,618	49,356	20,806	20,805

Combined fixed charges and preferred stock dividends	$356,357	$288,695	$228,338	$231,994	$475,536

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$462,448	$306,632	$392,043	$49,668	$318,409

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$518,345	$345,250	$441,399	$70,474	$339,214